RMS

SE 17005305

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 21 2017

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Bank Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchman's Lane, Suite 305
(No. and Street)

Louisville	Kentucky	40205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher L. Hargrove — 502-451-6633 ext. 218 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

462 South Fourth Street	Louisville	Kentucky	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me,
in my presence, this 17th day of
February, 2017.

Signature

President & CEO

Title

Notary expires 5/8/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Bank Services, Inc.
(a wholly-owned subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2016 and 2015

Investment Bank Services, Inc.
(a wholly-owned subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2016 and 2015

Investment Bank Services, Inc.

Table of Contents
December 31, 2016 and 2015

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying statements of financial condition of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) ("the Company") as of December 31, 2016 and 2015, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Investment Bank Services, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Investment Bank Services, Inc.'s financial statements. The supplemental information is the responsibility of Investment Bank Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 15, 2017

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Investment Bank Services, Inc.
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash and cash equivalents	$ 35,574	$ 33,517
Prepaid expenses	338	338
Total Assets	$ 35,912	$ 33,855
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable, related party	$ 1,583	$ 1,583
Total Current Liabilities	1,583	1,583
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Accumulated deficit	(21,671)	(23,728)
	34,329	32,272
Total Liabilities and Stockholder's Equity	$ 35,912	$ 33,855

See accompanying notes.

Investment Bank Services, Inc.
Statements of Income
Years Ended December 31, 2016 and 2015

	2016	2015
Revenues	$ 2,639,189	$ 1,736,267
Expenses		
Consultant fees to related party	272,825	806,507
Consultant fees	2,321,733	883,334
Overhead expenses to related party	18,996	21,563
Accounting fees	10,600	10,100
Filing fees	11,504	12,285
Insurance	450	450
Taxes and licenses	1,200	1,200
Miscellaneous	155	129
	2,637,463	1,735,568
Income from Operations	1,726	699
Interest Income	331	216
Net Income	$ 2,057	$ 915

See accompanying notes.

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2016 and 2015

	Common Stock		Additional	Accumulated	
	Number of Shares	Amount	Paid- in Capital	Deficit	Total
Balance at December 31, 2014	100	$ 1	$ 55,999	$ (24,643)	$ 31,357
Net income	-	-	-	915	915
Balance at December 31, 2015	100	1	55,999	(23,728)	32,272
Net income	-	-	-	2,057	2,057
Balance at December 31, 2016	100	$ 1	$ 55,999	$ (21,671)	$ 34,329

See accompanying notes.

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Income	$ 2,057	$ 915
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Accounts payable, related party	-	1,583
Net Cash Provided by Operating Activities	2,057	2,498
Increase in Cash and Cash Equivalents	2,057	2,498
Cash and Cash Equivalents at the Beginning of the Year	33,517	31,019
Cash and Cash Equivalents at the End of the Year	$ 35,574	$ 33,517

See accompanying notes.

Investment Bank Services, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. ("the Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes. The financial statements include only the activity of the Company.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Recent Accounting Pronouncements: On May 28 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. The Company is currently in the process of evaluating the impact of the adoption of this ASU on the financial statements.

3. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

4. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

5. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

6. Revenue and Cost Recognition: Revenue associated with the sale or conversion of financial institutions is recognized as services are performed and earned per the customer contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. The Company contracts with consultants to perform the service per the customer contract and payments to the consultant occur when payments are received from the customer. Expenses associated with service activities, such as consultant fees (see Notes C and F), are recognized concurrently with the revenues.

   Revenue from consulting is generally recognized when the related service has been performed by the Company.

Note B - Summary of Significant Accounting Policies (Continued)

7. Income Taxes: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements.

Note C - Related Party Transactions

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but often contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The consulting fees are judgmentally established by the Parent Company and may exceed related revenues. Consultant fee expense to the Parent Company under this arrangement was $272,825 and $806,507 during the years ended December 31, 2016 and 2015, respectively.

The Parent Company provided general administrative and related services to the Company with no allocation of costs during 2014. In February 2015, the Company entered into a management services agreement (renewable annually) with the Parent Company. In February of each year, the Parent Company will determine the cost of providing services to the Company based on the total number of registered representatives in relation to the total number of employees of the Parent Company consulting division, the amount of time spent by the registered representatives on Company related projects and the expenses of the Parent Company consulting division. Expenses to be reimbursed to the Parent Company include rent, printing, postage and freight, entertainment, database research, IT and electronic communications and total indirect expenses. The monthly expense reimbursement was $2,416 from February through June 2015 and $1,583 from July - December 2015 and totaled $21,563 for the year ended December 31, 2015. The monthly expense reimbursement was $1,583 during 2016 and totaled $18,996 for the year ended December 31, 2016.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2016 and 2015, the Company has net capital, as defined, of $33,991 and $31,934, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note E - Concentrations of Risk

One engagement represented 65% of total revenues for the year ended December 31, 2016. Two engagements represented 23% of total revenues for the year ended December 31, 2015.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements. The Company is also dependent on a consultant for providing services as described in Note F.

Investment Bank Services, Inc.
Notes to Financial Statements (Continued)
December 31, 2016 and 2015

Note F - Consulting Agreement

The Company has an agreement with an unrelated party, Austin Associates, to provide services to the Company in connection with financial institution transactions. The agreement is cancellable with thirty days written notice, and payments are due upon collection of fees by the Company. Consultant fee expenses under this agreement were $2,321,733 and $883,334, during the years ended December 31, 2016 and 2015, respectively.

On January 12, 2017, Austin Associates merged with the Parent Company.

The Company also earns a fee for certain services provided by the consultant. These fees are included in revenues and were $23,005 and $19,035 for the years ended December 31, 2016 and 2015, respectively.

Supplementary Information

Investment Bank Services, Inc.
Schedule 1 - Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2016 and 2015

	2016	2015
Net Capital		
Total Stockholder's Equity	$ 34,329	$ 32,272
Non-Allowable Assets		
Prepaid expenses	(338)	(338)
Net Capital	$ 33,991	$ 31,934

There are no differences between net capital as reported above for the years ended December 31, 2016 and 2015, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2016 and 2015.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(2)(i) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

See independent auditor's report.

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm - Exemption Report Review

To the Board of Directors
Investment Bank Services, Inc.

We have reviewed management's statements, included in the accompanying Investment Bank Services, Inc. Exemption Report, in which (1) Investment Bank Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Bank Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 15, 2017

Mountjoy Chilton Medley LLP
P 502.749.1900 I F 502.749.1930
2600 Meidinger Tower I 462 South Fourth Street I Louisville, KY 40202
www.mcmcpa.com I 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Investment Bank Services, Inc. Exemption Report

Investment Bank Services, Inc.
6200 Dutchman's Lane
Suite 305
Louisville, Kentucky 40205

SEC File No.:8-36625
CRD No.:18490

Fiscal Year Ended December 31, 2016

In accordance with Rule 17a-5(d)(4), we confirm, to the best of our knowledge and belief, that:

1. We are exempt from §240.15c3-3 under the provisions of §240.15c3-3(k)(2)(i);

2. We met the exemption provisions in §240.15c3-3(k)(2)(i) throughout the period from January 1, 2016 through December 31, 2016, without exception.

Christopher L. Hargrove
President

MCM
CPAs & ADVISORS

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Investment Bank Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Investment Bank Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for Investment Bank Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) The procedure to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed was not applicable.

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7) (Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 15, 2017